February 11, 2005

via U.S. mail

Mr. L. Decker Dawson
Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

      Re:	Dawson Geophysical Company
      	Form S-3 filed December 14, 2004, as amended
      File No. 333-121236

      Form 10-K for the year ended September 30, 2004
      Filed December 10, 2004
      File No. 0-10144

      Definitive Proxy Statement on Schedule 14A
      Filed December 10, 2004

Dear Mr. Dawson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We remind you of prior comment 3. We may have additional comments once you supply omitted information and file missing exhibits, including the opinion of counsel.

2. Please include updated financial statements in your next amended filing pursuant to Rule 3-12 of Regulation S-X.

Table of Contents, page ii

3. The last sentence remains inappropriate. We would not object if the sentence ended after the word "accurate."

Selected Financial Data, page 11

4. In the statement beginning with "Additional selected financial data", please change "fiscal years preceding September 30, 2004" to fiscal years preceding September 30, 2002.

Liquidity and Capital Resources, page 16

5. We noted that you have included an introductory paragraph to the
Liquidity and Capital Resources section in response to our prior comment #13. However, we noted no changes to the discussion on cash flows which appeared general and does not specifically address the changes in operating and investing activities. For example, in your discussion, you explained that net cash provided by operating activities primarily reflects results of operations offset by changes in working capital components but did not provide any specific reasons for changes in working capital components. Please expand your discussion to provide an explanation for each material change in your working capital accounts.

Electronic Distribution, page 30

6. Notwithstanding your response to prior comment 18, we reissue the comment. If you intend to retain limiting language in that regard, it must be consistent, clear and appropriate.

Form 10-K for the year ended September 30, 2004

Exhibits, Financial Statement Schedules and Reports on Form 8-K,
page
12

7. We have reviewed Annex B the schedule of valuation and qualifying accounts included as response to our prior comment #23. Please supplementally explain to us what the amounts included in the "Deductions" column represent and consider including the explanation as a footnote to the schedule.

Closing Comments

      Please amend your registration statement and those documents incorporated by reference in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and
related
disclosures to Yong Choi at (202) 942-5682 or, in his absence, to Jennifer Gallagher, at (202) 942-1923. Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 824-5665 or, in
his absence, to Timothy Levenberg, Special Counsel, at (202) 942-
1896.   Direct all correspondence to the following ZIP code:
20549-
0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	Y. Choi
	J. Gallagher
      J. Wynn
      T. Levenberg

      via facsimile

	Neel Lemon
      Sarah Rechter
      Baker Botts LLP
            (214) 953-6503

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Dawson Geophysical Company
February 11, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE